UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CERECOR INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

15671L109

(CUSIP Number)

Fremantle Corporation

c/o Randal Jones

4903 Oak Hill Road

Chapel Hill, North Carolina 27514

(919) 270-9759

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15671L109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Fremantle Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,592,458

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,592,458

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,592,458

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person OO

CUSIP No. 15671L109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Randal Jones

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,592,458

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,592,458

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,592,458

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person IN

CUSIP No. 15671L109

Item 1.                                                         Security and Issuer.

This statement on Schedule 13D relates to the common stock (the “Common Stock”), no par value per share (each a “Share,” and collectively, the “Shares”) of Cerecor Inc., a Delaware corporation (the “Issuer” or “Company”). The Issuer’s principal executive office is located at 400 East Pratt Street, Suite 606, Baltimore, Maryland 21202.

Item 2.                                                         Identity and Background

(a)                                                                                 This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of the following:

(i)                                     Fremantle Corporation (“Fremantle”); and

(ii)                                  Randal Jones.  Mr. Jones is the founder and principal of Fremantle.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)                                                                                 The business address of the Reporting Persons is 4903 Oak Hill Road, Chapel Hill, North Carolina 27514.

(c)                                                                                  The principal business of Fremantle is pharmaceutical and other business management, consulting and investment.

(d) — (e)                                                                                                During the last five years, no Reporting Person: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                                                   Fremantle is a North Carolina corporation.  Mr. Jones is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration

On November 17, 2017, the Company entered into, and consummated the transactions contemplated by, an Equity Interest Purchase Agreement (the “Purchase Agreement”) by and among the Company, TRx Pharmaceuticals, LLC, a North Carolina limited liability company (“TRx”), Fremantle and LRS International, LLC, the selling members of TRx (collectively, the “Sellers”) and, for the limited purposes set forth therein, Randal O. Jones and Robert C. Moscato, Jr., which agreement provided for the purchase of all of the equity and ownership interests of TRx by the Company.  The consideration for the acquisition consists of $18.9 million in cash, as adjusted for Estimated Working Capital, Estimated Cash on Hand, Estimated Indebtedness and Estimated Transaction Expenses, as well as shares of the Company’s common stock having an aggregate value on the Closing Date of $8.1 million and certain Contingent Payments, if any become payable.  Capitalized terms not defined herein are defined in the Purchase Agreement.

The Purchase Agreement includes customary representations, warranties and covenants of the Company, TRx and the Sellers, including provisions that require the Company to indemnify the

CUSIP No. 15671L109

Sellers for losses resulting from any breach by the Company of its representations, warranties or covenants in the Purchase Agreement.

Item 4.                                                         Purpose of Transaction.

The Reporting Person obtained shares of the Issuer’s Common Stock in connection with Purchase Agreement described in Item 3.  The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                                                                 See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons.  The percentages used in this Schedule 13D are calculated based upon 31,239,773 Shares outstanding as of November 27, 2017 following the issuance described in Item 3 above.

(b)                                                                                 See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                                                                                  The only transactions in the Shares effected within the past sixty days by a Reporting Person were in connection with the Purchase Agreement described in Item 3 above.

(d)                                                                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Shares beneficially owned by a Reporting Person.

(e)                                                                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has been issued 186,047 shares of the Issuer’s Common Stock that are subject to indemnification claims under the Merger Agreement, as described below.  These shares were issued on November 17, 2017, when the Company, ZPC Merger Corp., a North Carolina corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), Zylera Pharma Corp., a North Carolina corporation (“Zylera Corp”), Zylera Pharmaceuticals, LLC, a North Carolina limited liability company and Fremantle Corporation and LRS (the “Sellers”) entered into an Agreement and Plan of

CUSIP No. 15671L109

Merger and Reorganization (the “Merger Agreement”) providing for the merger of Merger Sub with and into Zylera Corp, with Zylera Corp surviving as a wholly owned subsidiary of the Company.  The Merger Agreement includes customary representations, warranties and covenants of the Company, Merger Sub and Zylera Corp, including provisions that require the Company to indemnify the Sellers for losses resulting from any breach by the Company of its representations, warranties or covenants in the Merger Agreement.

Item 7.                                                         Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement (appears at page 10 of this statement).

Exhibit B — Equity Interest Purchase Agreement, dated November 17, 2017, by and among Cerecor Inc., TRx Pharmaceuticals, LLC, Fremantle Corporation and LRS International LLC, the selling members of TRx, and, solely for the limited purposes stated therein, Randal O. Jones and Robert C. Moscato, Jr. (1)

(1)  Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 17, 2017.  The schedules to the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the Company agrees to furnish a copy of any schedule omitted from the Purchase Agreement to the SEC upon request.

CUSIP No. 15671L109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2017

FREMANTLE CORPORATION

By:	/s/ Randal Jones
Name: Randal Jones
Title: Chief Executive Officer and Manager

/s/ Randal Jones
Randal Jones

CUSIP No. 15671L109

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date:  November 27, 2017

[Signature Pages Follow]

CUSIP No. 15671L109

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

FREMANTLE CORPORATION

By:	/s/ Randal Jones
Name: Randal Jones
Title: Chief Executive Officer and Manager

/s/ Randal Jones
Randal Jones